SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 AMERICA • ASIA PACIFIC • EUROPE

October 23, 2020

Via EDGAR and Federal Express

Courtney Lindsay, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biodesix, Inc.
Registration Statement on Form S-1
File No. 333-249260

Dear Mr. Lindsay:

On behalf of Biodesix, Inc. (the “Registrant”), we hereby submit the Registrant’s responses to the Staff’s letter originally relating to the draft Registration Statement on Form S-1, originally confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 12, 2020, subsequently amended on a confidential basis on September 22, 2020, and publicly filed on October 2, 2020, October 9, 2020, October 14, 2020 and October 21, 2020 (such filing dated October 21, 2020, the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission on the Registration Statement, as set forth in the Staff’s letter dated September 9, 2020.

Draft Registration Statement on Form S-1

Use of Proceeds, page 73

9.    Expand your disclosure here and on page 6 to specify how much of the proceeds you intend to allocate to each of the four purposes you list. Also revise your disclosure concerning the second use to indicate, as applicable, whether material proceeds are intended to be allocated towards specific pipeline products or research efforts, such as those described on pages 123-124.

Response: The Registrant has revised its disclosure on pages 9 and 76 to specify the allocations of the net proceeds to each of the four listed purposes. The Registrant respectfully advises that material proceeds will not be allocated toward the specific pipeline products or research efforts described in the Registration Statement.

United States Securities and Exchange Commission

October 23, 2020

Please do not hesitate to contact the undersigned at (415) 772-1256 with any questions you may have regarding this confidential submission.

Sincerely,

/s/ Frank F. Rahmani
Frank F. Rahmani

cc:	Scott Hutton, Biodesix, Inc.
Robin Harper Cowie, Biodesix, Inc.
David Poticha, Biodesix, Inc.
Samir A. Gandhi, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP